UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB

Interim condensed consolidated financial statements

For the three months ended March 31, 2024

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars, except share and per share data)	Note	2024	2023
Revenue	5	199,155	195,645
Cost of goods sold		(145,257)	(161,557)
Gross profit		53,898	34,088
Research and development expenses		(4,642)	(5,714)
Selling, general and administrative expenses		(78,742)	(98,855)
Other operating income and (expenses), net		1,073	(1,088)
Operating loss		(28,413)	(71,569)
Finance income and (expenses), net	7	(17,377)	(1,996)
Loss before tax		(45,790)	(73,565)
Income tax expense	8	(54)	(2,012)
Loss for the period		(45,844)	(75,577)
Attributable to:
Shareholders of the parent		(45,799)	(75,577)
Non-controlling interests		(45)	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	24	(0.08)	(0.13)
Weighted average common shares outstanding:
Basic and diluted	24	595,060,257	592,319,923

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Note	Three months ended March 31,
(in thousands of U.S. dollars)		2024	2023
Loss for the period		(45,844)	(75,577)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	13	(19,232)	7,353
Total other comprehensive (loss)/income for the period		(19,232)	7,353
Total comprehensive loss for the period		(65,076)	(68,224)
Attributable to:
Shareholders of the parent		(65,022)	(68,224)
Non-controlling interests		(54)	—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(Unaudited)	Note	March 31, 2024	December 31, 2023
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	9	121,921	130,326
Property, plant and equipment	10	345,661	360,286
Right-of-use assets	11	84,064	88,393
Other non-current receivables	12,13	44,934	44,378
Deferred tax assets	8	9,743	10,203
Total non-current assets		606,323	633,586
Current assets
Inventories	14	76,845	67,882
Trade receivables	15	107,833	112,951
Current tax assets		3,079	2,505
Other current receivables	16	19,130	33,820
Prepaid expenses		15,600	16,928
Cash and cash equivalents	17	209,025	249,299
Total current assets		431,512	483,385
TOTAL ASSETS		1,037,835	1,116,971
EQUITY AND LIABILITIES
Equity	18
Share capital		105	105
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Other reserves		(252,427)	(233,204)
Accumulated deficit		(1,104,136)	(1,060,952)
Equity attributable to shareholders of the parent		271,587	333,994
Non-controlling interests		1,733	1,787
Total equity		273,320	335,781
Liabilities
Non-current liabilities
Lease liabilities	11	68,966	72,570
Liabilities to credit institutions	19	115,317	114,249
Provisions	20	1,558	10,716
Total non-current liabilities		185,841	197,535
Current liabilities
Lease liabilities	11	16,051	16,432
Convertible Notes	13,21	332,520	323,528
Liabilities to credit institutions	19	6,000	6,056
Trade payables		46,259	64,368
Current tax liabilities		2,675	2,732
Other current liabilities		14,770	13,873
Accrued expenses	22	119,218	121,338
Provisions	20	41,181	35,328
Total current liabilities		578,674	583,655
Total liabilities		764,515	781,190
TOTAL EQUITY AND LIABILITIES		1,037,835	1,116,971

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2023	18	105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the period		—	—	—	—	(45,799)	(45,799)	(45)	(45,844)
Other comprehensive loss		—	—	—	(19,223)	—	(19,223)	(9)	(19,232)
Total comprehensive loss for the period		—	—	—	(19,223)	(45,799)	(65,022)	(54)	(65,076)
Share-based payments	6	—	—	—	—	2,615	2,615	—	2,615
Balance at March 31, 2024		105	(0)	1,628,045	(252,427)	(1,104,136)	271,587	1,733	273,320

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2022	18	105	(0)	1,628,045	(171,483)	(665,524)	791,143	—	791,143
Loss for the period		—	—	—	—	(75,577)	(75,577)	—	(75,577)
Other comprehensive income		—	—	—	7,353	—	7,353	—	7,353
Total comprehensive loss for the period		—	—	—	7,353	(75,577)	(68,224)	—	(68,224)
Share-based payments	6	—	—	—	—	8,047	8,047	—	8,047
Balance at March 31, 2023		105	(0)	1,628,045	(164,130)	(733,054)	730,966	—	730,966

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars)	Note	2024	2023
Operating activities
Net loss		(45,844)	(75,577)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	13,013	12,233
—Write-downs of inventories	14	752	3,468
—Impairment loss/(gain) on trade receivables	15	105	(342)
—Share-based payments expense	6	2,615	8,047
—Movements in provisions	20	(3,036)	(1,596)
—Finance (income) and expenses, net	7	17,377	1,996
—Income tax expense	8	54	2,012
—Impairment reversal related to discontinued construction of production facilities	10	(884)	—
—Other		50	(478)
Interest received		3,456	346
Interest paid		(6,493)	(3,752)
Income tax paid		(1,021)	(1,031)
Changes in working capital:
—(Increase)/decrease in inventories	14	(11,422)	3,524
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	15,16	6,812	(7,120)
—Decrease in trade payables, other current liabilities, accrued expenses	22	(14,612)	(12,942)
Net cash flows used in operating activities		(39,078)	(71,212)
Investing activities
Purchase of intangible assets	9	(482)	(983)
Purchase of property, plant and equipment	10	(5,712)	(27,139)
Proceeds from sale of property, plant and equipment	10,16	14,007	—
Proceeds from sale of assets held for sale		—	43,998
Net cash flows from investing activities		7,813	15,876
Financing activities
Proceeds from liabilities to credit institutions	19	—	52,736
Repayment of liabilities to credit institutions	19	(707)	(339)
Payment of loan transaction costs	7	(4,965)	—
Repayment of lease liabilities	11	(3,054)	(3,592)
Cash flows (used in)/from financing activities		(8,726)	48,805
Net decrease in cash and cash equivalents		(39,991)	(6,531)
Cash and cash equivalents at the beginning of the period		249,299	82,644
Exchange rate differences in cash and cash equivalents		(283)	2,717
Cash and cash equivalents at the end of the period	17	209,025	78,830

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three months ended March 31, 2024 and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2023, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2023.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, the Group has not experienced pronounced seasonality, but such fluctuations may have been masked by the Group’s historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of its markets, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in Greater China compared to other quarterly periods.

Note 5. Segment information

Effective as of January 1, 2024, the Company made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International. Following these changes, the new operating segments are:

(i)
Europe & International, which is inclusive of Europe, Middle East and Africa, Asia Pacific and Latin America;
(ii)
North America, which is inclusive of the United States and Canada; and
(iii)
Greater China, which is inclusive of Mainland China, Hong Kong and Taiwan.

In addition to the above-described changes, a majority of the research and development expenses, previously part of corporate overhead, are now allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Segment information for the three months ended March 31, 2023 presented below has been updated to reflect the above-described changes.

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	110,407	66,967	21,781	—	—	199,155
Intersegment revenue	1,964	—	—	—	(1,964)	—
Total segment revenue	112,371	66,967	21,781	—	(1,964)	199,155
Adjusted EBITDA	14,496	(388)	(3,428)	(23,884)	—	(13,204)
Share-based compensation expense	(378)	1,259	(700)	(2,796)	—	(2,615)
Restructuring costs(1)	—	—	(470)	49	—	(421)
Discontinued construction of production facilities(2)	—	884	—	—	—	884
Non-controlling interests	—	—	(44)	—	—	(44)
EBITDA	14,118	1,755	(4,642)	(26,631)	—	(15,400)
Finance income and (expenses), net	—	—	—	—	—	(17,377)
Depreciation and amortization	—	—	—	—	—	(13,013)
Loss before tax	—	—	—	—	—	(45,790)

Three months ended March 31, 2023 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	100,496	64,041	31,108	—	—	195,645
Intersegment revenue	10,484	—	—	—	(10,484)	—
Total segment revenue	110,980	64,041	31,108	—	(10,484)	195,645
Adjusted EBITDA	7,197	(10,306)	(17,329)	(29,435)	—	(49,873)
Share-based compensation expense	(1,045)	(1,044)	(1,388)	(4,570)	—	(8,047)
Restructuring costs(1)	(1,008)	(187)	—	—	—	(1,195)
Costs related to the YYF transaction(3)	—	(221)	—	—	—	(221)
EBITDA	5,144	(11,758)	(18,717)	(34,005)	—	(59,336)
Finance income and (expenses), net	—	—	—	—	—	(1,996)
Depreciation and amortization	—	—	—	—	—	(12,233)
Loss before tax	—	—	—	—	—	(73,565)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2024 and 2023 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance payments as the Group continues to adjust its organizational structure to the macro environment.

(2) Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

(3) Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

5.2 Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	March 31, 2024	December 31, 2023
China	121,873	123,542
Sweden	113,270	120,864
US	98,492	102,883
UK	41,321	44,413
The Netherlands	28,731	29,218
Singapore	24,506	26,115
Other	1,532	1,644
Total	429,725	448,679

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended March 31,
	2024	2023
US	65,637	63,213
UK	32,697	32,373
Germany	30,447	26,183
China	21,526	29,069
Sweden	12,228	12,564
The Netherlands	7,398	7,048
Finland	5,607	5,953
Other	23,615	19,242
Total	199,155	195,645

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended March 31, 2024	Europe & International	North America	Greater China	Total
Retail	90,207	36,063	2,799	129,069
Foodservice	19,520	29,113	15,279	63,912
Other	680	1,791	3,703	6,174
Total	110,407	66,967	21,781	199,155

Three months ended March 31, 2023	Europe & International	North America	Greater China	Total
Retail	83,339	33,252	5,668	122,259
Foodservice	16,296	29,366	20,230	65,892
Other	861	1,423	5,210	7,494
Total	100,496	64,041	31,108	195,645

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 11% and 14% in the three months ended March 31, 2024 and 2023, respectively, were derived from a single external customer in the foodservice channel. The revenues were attributed to the North America and Greater China segments.

Oatmilk accounted for approximately 89% and 88% of the Group’s revenue in the three months ended March 31, 2024 and 2023, respectively.

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of shares under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 18 Equity.

During the three months ended March 31, 2024, under the 2021 Plan, the Company issued no new RSUs. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date. No RSUs vested during the three months ended March 31, 2024.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2023	8,415,816	2.91
Forfeited during the period	(418,439)	2.61
As of March 31, 2024	7,997,377	2.92

During the three months ended March 31, 2024, under the 2021 Plan, the Company issued no new stock options. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment. No stock options vested during the three months ended March 31, 2024.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2023	21,289,191	5.98
Forfeited during the period	(1,110,889)	5.34
Expired during the period	(994,818)	9.59
As of March 31, 2024	19,183,484	6.01
Vested and exercisable as of March 31, 2024	6,643,106	10.28

The fair value at grant date of the stock options granted during the financial year 2023 was $0.98 for the May 2023 grant date and $1.09 for the July grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $1.49 for the May 2022 grant date and $0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $6.24 for the May 2021 grant date and $3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Share-based payments expense was $2.6 million for the three months ended March 31, 2024 (2023: $8.0 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 7. Finance income and expenses

	Three months ended March 31,
	2024	2023
Interest income	3,483	346
Other financial income	102	—
Net foreign exchange difference	1,769	1,101
Interest expenses on lease liabilities	(1,522)	(2,030)
Interest expenses on Convertible Notes	(8,108)	—
Interest expenses on liabilities to credit institutions	(6,189)	(2,139)
Fair value changes on derivatives	(928)	971
Fair value changes on Convertible Notes	(884)	—
Other financial expenses	(5,100)	(245)
Total finance income and expenses, net	(17,377)	(1,996)

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 13 Fair value of financial instruments and Note 21 Convertible Notes.

Other financial expenses for the three months ended March 31, 2024 mainly consists of $5.0 million in transaction costs relating to amendments in the Group’s financing arrangements. See Note 19 Liabilities to credit institutions for further details on the Group’s credit facilities.

Note 8. Income tax

Total tax expense for the three months ended March 31, 2024 was $0.1 million. Total tax expense for the three months ended March 31, 2023 was $2.0 million. The effective tax rate for the three months ended March 31, 2024 was 0.1%. The effective tax rate for three months ended March 31, 2023 was 2.7%. Unrecognized tax losses in Sweden is the main driver of the Group’s effective tax rate. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Note 9. Intangible assets

A summary of the intangible assets as at March 31, 2024 and December 31, 2023 is as follows:

	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At December 31, 2023	118,213	15,326	7,617	1,159	142,315
Additions	—	—	296	179	475
Exchange differences	(7,197)	(933)	(423)	(74)	(8,627)
At March 31, 2024	111,016	14,393	7,490	1,264	134,163
Accumulated amortization
At December 31, 2023	—	(8,357)	(3,632)	—	(11,989)
Amortization charge	—	(607)	(387)	—	(994)
Exchange differences	—	523	218	—	741
At March 31, 2024	—	(8,441)	(3,801)	—	(12,242)
Cost, net accumulated amortization
At December 31, 2023	118,213	6,969	3,985	1,159	130,326
At March 31, 2024	111,016	5,952	3,689	1,264	121,921

Amortization expense for the three months ended March 31, 2024 was $1.0 million (2023: $1.0 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at March 31, 2024 and December 31, 2023 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2023	104,749	278,849	217,295	600,893
Additions	118	858	5,020	5,996
Disposals(1)	—	(31)	(5,732)	(5,763)
Reclassifications	1,656	449	(2,105)	—
Exchange differences	(3,678)	(5,785)	(2,142)	(11,605)
At March 31, 2024	102,845	274,340	212,336	589,521
Accumulated depreciation and impairment
At December 31, 2023	(15,068)	(72,479)	(153,060)	(240,607)
Depreciation charge	(1,548)	(7,110)	—	(8,658)
Disposals(1)	—	5	974	979
Impairment(2)	—	(19)	884	865
Exchange differences	657	1,828	1,076	3,561
At March 31, 2024	(15,959)	(77,775)	(150,126)	(243,860)
Cost, net accumulated depreciation and impairment
At December 31, 2023	89,681	206,370	64,235	360,286
At March 31, 2024	86,886	196,565	62,210	345,661

(1) Relates primarily to sold assets due to the discontinued construction of the Group’s production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.

(2) Relates primarily to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

The additions in construction in progress during the three months ended March 31, 2024 are mainly related to investment in existing production facilities.

Reclassifications between construction in progress and land and buildings and plant and machinery are mainly related to the Landskrona, Sweden production facility.

Depreciation expense for the three months ended March 31, 2024 was $8.7 million (2023: $7.8 million).

Note 11. Leases

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2023	92,573	31,782	124,355
Increases	—	243	243
Decreases	(438)	(221)	(659)
Exchange differences	(1,462)	(972)	(2,434)
At March 31, 2024	90,673	30,832	121,505
Accumulated depreciation
At December 31, 2023	(23,139)	(12,823)	(35,962)
Depreciation	(2,222)	(1,122)	(3,344)
Decreases	787	215	1,002
Exchange differences	347	516	863
At March 31, 2024	(24,227)	(13,214)	(37,441)
Cost, net accumulated depreciation
At December 31, 2023	69,434	18,959	88,393
At March 31, 2024	66,446	17,618	84,064

Depreciation expense for the three months ended March 31, 2024 was $3.3 million (2023: $3.4 million).

Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2024
Maturity Analysis
Less than 3 months	4,148
Between 3 months and 1 year	12,445
Between 1 and 2 years	15,060
Between 2 and 5 years	33,106
After 5 years	63,879
Total lease commitments	128,638
Impact of discounting remaining lease payments	(43,621)
Total lease liabilities at March 31, 2024	85,017
Lease liabilities included in the condensed consolidated statement of financial position at March 31, 2024
Non-current	68,966
Current	16,051
Total	85,017

The Group has the following lease agreements, which had not commenced as of March 31, 2024, but to which the Group is committed:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years.

Note 12. Other non-current receivables

	March 31, 2024	December 31, 2023
Promissory note	22,747	22,093
Long-term prepaid expenses	15,495	15,782
Deposits	1,853	1,861
Derivatives	1,205	1,027
Other receivables	3,634	3,615
Total	44,934	44,378

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas (respectively, the “Ogden Facility” and the “Dallas-Fort Worth Facility”, and together, the “Facilities”), to YYF. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the Facilities due to the YYF Transaction.

Note 13. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at March 31, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of other non-current receivables)	—	1,205	—
Total financial assets	—	1,205	—
Financial liabilities
Derivatives (part of other current liabilities)	—	338	—
Convertible Notes	—	—	332,520
Total financial liabilities	—	338	332,520

Recurring fair value measurements at December 31, 2023	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of other non-current receivables)	—	1,027	—
Derivatives (part of other current receivables)	—	857	—
Total financial assets	—	1,884	—
Financial liabilities
Convertible Notes	—	—	323,528
Total financial liabilities	—	—	323,528

There were no transfers between the levels during the three months ended March 31, 2024 and the year ended December 31, 2023.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1, 2023 until March 31, 2024. See Note 12 Other non-current receivables.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The carrying amount of non-current liabilities to credit institutions in the Group is a reasonable approximation of fair value since the interest rate is variable and there have been no significant changes to credit risk since issued on April 18, 2023. See Note 19 Liabilities to credit institution.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2024	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	8,992
At March 31, 2024	332,520

March 31, 2024
Carrying amount	332,520
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(214,322)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of March 31, 2024:

March 31, 2024
Conversion price ($) (1)	1.36-1.89
Share price at valuation date ($)	1.13
Expected price volatility of the Company share (%)	65.00
Risk-free interest rate (%)	4.30
Market interest rate (%)	20.50

(1) The Convertible Notes are convertible at the option of each holder at a conversion price of $1.81-1.89 per ordinary share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2025. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 21 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

March 31, 2024
Share price decrease 30%	294,846
Share price increase 30%	375,196
Volatility decrease 10%	322,561
Volatility increase 10%	342,999
Risk-free interest rate decrease 1%	332,283
Risk-free interest rate increase 1%	332,704
Market interest rate decrease 1%	341,530
Market interest rate increase 1%	323,910

For further information on the Convertible Notes, see Note 21 Convertible Notes.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 14. Inventories

	March 31, 2024	December 31, 2023
Raw materials and consumables	16,919	16,500
Finished goods	59,926	51,382
Total	76,845	67,882

Inventories recognized as an expense for the three months ended March 31, 2024 amounted to $137.8 million (2023: $152.9 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended March 31, 2024 amounted to $0.3 million (2023: $3.5 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 15. Trade receivables

	March 31, 2024	December 31, 2023
Trade receivables	109,114	114,171
Less: allowance for expected credit losses	(1,281)	(1,220)
Trade receivables—net	107,833	112,951

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	March 31, 2024	December 31, 2023
EUR	34,984	31,523
USD	27,928	27,828
GBP	21,395	20,909
CNY	12,621	19,445
SEK	4,544	5,939
Other	6,361	7,307
Total	107,833	112,951

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 16. Other current receivables

	March 31, 2024	December 31, 2023
Value added tax	8,991	8,954
Advance payments to vendors	1,295	1,788
Short-term derivatives	—	857
Other	8,844	22,221
Total	19,130	33,820

As of December 31, 2023, other included a receivable of $12.2 million related to production equipment returned to a supplier due to the decision to discontinue the construction of the new production facility in Peterborough, UK. The receivable was settled during the three months ended March 31, 2024.

Note 17. Cash and cash equivalents

	March 31, 2024	December 31, 2023
Short-term deposits	125,000	170,000
Cash at bank and on hand	84,025	79,299
Total	209,025	249,299

Short-term deposits are time deposits and structured deposits, with maturities of one to three months. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 18. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants, and during May 2023, the Company exercised 2,882 thousand warrants. As of March 31, 2024 and December 31, 2023, there were 65,965 thousand warrants outstanding.

Upon exercise of the warrants in May 2023, 2,882 thousand ordinary shares were allotted and issued, and 1,935 thousand ordinary shares were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 and May 2022 grants. In November 2023, an additional 805 thousand were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021, November 2022 and May 2023 grants. The remaining balance is held as treasury shares to enable the Company’s timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of both March 31, 2024 and December 31, 2023, 595,060 thousand ordinary shares were registered, and the par value per share was $0.00018 (SEK 0.0015) The Company had 249 thousand treasury shares as of both March 31, 2024 and December 31, 2023.

Other contributed capital

As of March 31, 2024 and December 31, 2023 other contributed capital of $1,628.0 million consists of share premium, shareholders contribution and proceeds from warrant issues.

Other reserves

As of March 31, 2024 other reserves of $(252.4) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(179.7) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2023 other reserves of $(233.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(160.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of March 31, 2024 and December 31, 2023, accumulated deficit of $(1,104.1) million and $(1,061.0) million, respectively, consists of accumulated losses and share-based payments.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of March 31, 2024, non-controlling interests amounted to $1.7 million.

Note 19. Liabilities to credit institutions

	March 31, 2024	December 31, 2023
Non-current liabilities to credit institutions	115,317	114,249
Current liabilities to credit institutions	6,000	6,056
Total	121,317	120,305

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

As of March 31, 2024 and December 31, 2023, the Liabilities to credit institutions balance amounted to $121.3 million and $120.3 million, respectively, and was related to outstanding amounts under the TLB Credit Agreement (as defined below) and the EIF Facility (as defined below).

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of March 31, 2024 and December 31, 2023, the Group had €2.2 million (equivalent of $2.4 million) and €2.5 million (equivalent of $2.8 million), respectively, outstanding on the EIF Facility, including accrued interest.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contains ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of March 31, 2024 and December 31, 2023, the Group had $118.9 million and $117.5 million, respectively, outstanding on the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of March 31, 2024 and December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 21 Convertible Notes for more information on the Company’s Convertible Notes.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For more information on the Group’s credit facilities, see Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”.

Currency risk (transaction risk)

The TLB Credit Agreement is denominated in USD and the borrower within the Group is Oatly AB with a functional currency of SEK. The Group is therefore exposed to currency risk SEK/USD and if the rate would increase/decrease by 10% the impact on loss before tax for the three months ended March 31, 2024, would be $11.5 million.

Interest rate risk

The Group is exposed to interest rate risk that arises from the term loan that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026). As of March 31, 2024, the cap is in the money and the Group is not exposed to changes in the variable interest rate above 4.6%. If variable interest increased by 300 basis points the impact on loss before tax for the three months ended March 31, 2024, would be zero since the interest rate caps are in the money as of this date. If variable interest decreased by 300 basis points the impact on loss before tax for the three months ended March 31, 2024, would be $0.5 million, taking into account the floor of 2.5% in the term loan.

Note 20. Provisions

	Restructuring	Decommissioning	Legal settlement
At December 31, 2023	35,263	1,531	9,250
Charged to the consolidated statement of operations:
- Additional provisions recognized	433	—	—
- Unwinding of discount effect	—	13	—
- Reversal of non-utilized amounts	(49)	—	—
Amounts used during the year	(3,354)	—	—
Charged to other comprehensive loss:
- Exchange differences	(316)	(32)	—
At March 31, 2024	31,977	1,512	9,250
Non-current	46	1,512	—
Current	31,931	—	9,250

Restructuring

The restructuring provisions recorded in 2023 relate principally to decommissioning and other exit costs for the discontinued construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Group also recorded provisions related to organizational restructuring. The organizational restructuring plan was drawn up and announced to the employees during 2023.

Decommissioning

The provision recognized for decommissioning costs relates to restoration costs for leased production facilities. The decommissioning is expected to be settled at the end of the respective lease term.

Legal settlement

For information regarding the legal settlement, see Note 25 Commitments and Contingencies.

Note 21. Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the Original Convertible Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.36 on March 23, 2025. The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.41 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

For details on the fair value on Convertible Notes, see Note 13 Fair value of financial instruments.

Note 22. Accrued expenses

	March 31, 2024	December 31, 2023
Accrued personnel expenses	24,703	30,646
Accrued production expenses	22,690	26,140
Accrued variable consideration	20,064	19,649
Accrued marketing and sales expenses	15,289	10,050
Accrued logistic expenses	8,969	9,318
Other accrued expenses	27,503	25,535
Total	119,218	121,338

Note 23. Related party disclosures

Transactions with related parties

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest S.A, with a fair value of $174.0 million. As of March 31, 2024, the fair value of the outstanding Convertible Notes to related parties amounted to $162.8 million. The Convertible Notes were issued with the terms and conditions described in Note 21 Convertible Notes.

Note 24. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	Three months ended March 31,
	2024	2023
Loss for the year, attributable to the shareholders of the parent	(45,799)	(75,577)
Weighted average number of shares outstanding (thousands)	595,060	592,320
Basic and diluted loss per share, U.S. $	(0.08)	(0.13)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2024	2023
Restricted stock units	7,997,377	7,747,332
Stock options	19,183,484	14,206,820
Convertible Notes(1)	400,616,344	—

(1) The number of potential dilutive shares or ADSs from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 21 Convertible Notes.

Note 25. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. In 2024, the Group has continued to consolidate the use of co-packers and increase the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packers in North America, and a volume adjustment related to a co-packer arrangement in Europe & International, resulted in volume shortfall expenses of $2.5 million. For the three months ended March 31, 2023, the consolidated use of co-packers in North America resulted in volume shortfall expenses of $1.8 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11 Leases.

Legal contingencies

From time to time, the Company may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; there was oral argument on the motion on May 31, 2023, and the Court granted the motion without prejudice, except for the claim brought under Section 12 of the Securities Act of 1933, which the Court dismissed with prejudice. Plaintiffs filed their amended complaint on August 11, 2023. In October 2023, the parties reached a settlement in principle of both matters requiring the Company to pay $9.25 million, which is contingent upon court approval, among other things. The parties filed a motion seeking preliminary approval of the settlement on February 16, 2024. On March 28, 2024, the Court granted that motion, stating that it will likely find that the settlement is fair, reasonable, and adequate to the settlement class, subject to further consideration at a settlement hearing on July 17, 2024, at which any objections and opt outs by settlement class members will be considered. On April 9, 2024, the Company paid the settlement amount into an escrow account pursuant to the terms of the settlement agreement. If the settlement does not become effective, the cases will be returned to litigation and the settlement amount will be returned to the Company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”), those listed under Part II, Item 1A of this Report and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2023 Annual Report, the risk factors set forth in this Report on Form 6-K and the following:

•
We have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials;
•
Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards;
•
The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy;
•
A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations;
•
We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits;
•
The primary components of all our products are manufactured in our six production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business;
•
Our brand and reputation may be harmed due to real or perceived quality, food safety or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
•
Food safety and food-borne illness incidents or other safety, concerns have led to product recalls, and may materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings;
•
We may not be able to compete successfully in our highly competitive market;
•
Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition;
•
If we fail to effectively expand our processing, manufacturing and production capacity, through existing facilities or acceptable co-packing partners, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed;
•
We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations;
•
Our operations in the People’s Republic of China could expose us to substantial business, regulatory, political, financial and economic risks;
•
Our strategic reset in Asia may not be successful;

•
Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;
•
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
•
We are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;
•
A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
•
Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability;
•
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business;
•
Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully;
•
Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;
•
Our operations are subject to U.S., European Union (“EU”), and the People’s Republic of China laws and regulations, and there is no assurance that we will be in compliance with all regulations;
•
Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
•
Failure by our suppliers of raw materials or co-producers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;
•
We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
•
Changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the EU, or the emergence of a trade war could adversely impact our business, financial condition and results of operations;
•
We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;
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We have previously identified material weaknesses in our internal control environment. If we are unable to remediate any material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;
•
Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
•
Our operating results and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
•
Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities;
•
We have recently recognized impairment charges for long-lived assets in connection with certain of our production facilities that were not yet in operation, and we may need to recognize further impairments in the future, which could adversely impact our business, financial condition and results of operations;
•
We are subject to securities class action litigation and could be subject to additional litigation in the United States or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities;
•
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
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You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
•
We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;

•
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;
•
We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs;
•
Transactions relating to our Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; and
•
Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly.

Recent Developments, Trends and Other Factors Affecting our Business

Strategic actions

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, and executing a more asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. During 2022 and 2023 we reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs. We will continue to review our organizational structure and fixed cost base on an ongoing basis.

During the fourth quarter 2023, we decided to discontinue the construction of our new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. We recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities. We estimate these restructuring and other exit costs to result in no more than $20 million of net cash outflows through 2025, after taking into consideration proceeds from selling certain equipment. For a further discussion on risks related to this see Item 3.D. “Risk Factors” of our 2023 Annual Report.

Effective as of January 1, 2024, the Company made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International.

Further details, see Note 5 Segment information to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Impact of the Current Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment, including consumer spending, inflationary pressures, geopolitical tensions, and foreign exchange impacts. We will continue to actively monitor and respond accordingly to the macroeconomic environment.

For further information refer to Item 3.D. “Risk Factors” of our 2023 Annual Report.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three segments: Europe & International, North America and Greater China. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

Europe & International is our largest revenue-producing segment, followed by the North America and Greater China segments. Currently, our primary markets in Europe & International are the United Kingdom, Germany and Sweden. In North America, substantially all of our revenue to date can be attributed to the United States, and in Greater China, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the three months ended March 31, 2024, on a consolidated level, oatmilk accounted for approximately 89% of our revenue (2023: 88%).

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. These promotional activities impact our net revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Expand our presence across channels:
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.
o
Expand footprint across the foodservice channel, including independent coffee shops, branded foodservice restaurant chains, and other foodservice customers such as universities and offices.
•
Scale e-commerce capabilities by strategically partnering with leading third-party platforms.
•
Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Optimize global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit margin has benefited and we expect it will continue to benefit from the localization of production capacity closer to our customers and consumers as well as increased focus on our asset-light supply chain strategy. Over time, we expect to improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Our cost of goods sold significantly increased in 2022, resulting in us taking pricing actions in 2022 and 2023 to partially offset these headwinds. Further pricing actions might be enacted if deemed necessary to offset cost of goods sold inflation, but there is no assurance we will be able to offset all inflationary pressure impacting our business operations.

Operating expenses

Research and development expenses consist primarily of personnel-related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses include primarily personnel-related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net, consists primarily of reversal of previously recognized non-cash impairments charges related to discontinued construction of certain production facilities, and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of impact from fair value changes on Convertible Notes, transaction costs relating to amendments in our financing arrangements, interest expense related to Convertible Notes and loans from credit institutions, interest expense on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended March 31,
	2024		2023
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	199,155	100.0%	195,645	100.0%
Cost of goods sold	(145,257)	(72.9)%	(161,557)	(82.6)%
Gross profit	53,898	27.1%	34,088	17.4%
Research and development expenses	(4,642)	(2.3)%	(5,714)	(2.9)%
Selling, general and administrative expenses	(78,742)	(39.5)%	(98,855)	(50.5)%
Other operating income and (expenses), net	1,073	0.5%	(1,088)	(0.6)%
Operating loss	(28,413)	(14.3)%	(71,569)	(36.6)%
Finance income and (expenses), net	(17,377)	(8.7)%	(1,996)	(1.0)%
Loss before tax	(45,790)	(23.0)%	(73,565)	(37.6)%
Income tax expense	(54)	(0.0)%	(2,012)	(1.0)%
Loss for the period	(45,844)	(23.0)%	(75,577)	(38.6)%
Attributable to:
Shareholders of the parent	(45,799)	(23.0)%	(75,577)	(38.6)%
Non-controlling interests	(45)	(0.0)%	—	—

For the three months ended March 31, 2024

Revenue

Revenue increased $3.5 million, or 1.8%, to $199.2 million for the three months ended March 31, 2024, net of sales discounts, rebates and trade promotions, compared to $195.6 million for the three months ended March 31, 2023. Excluding a foreign currency exchange tailwind of $1.2 million, revenue for the first quarter was $198.0 million, or an increase of 1.2% compared to the prior year period (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The revenue growth was primarily driven by volume growth in the Europe & International and North America segments and price/mix improvements in the Europe & International segment, offset by price/mix declines in the North America and Greater China segments as well as volume declines the Greater China segment. Sold volume for the three months ended March 31, 2024 amounted to 132 million liters compared to 128 million liters for the three months ended March 31, 2023. Produced finished goods volume for the first quarter of 2024 amounted to 141 million liters compared to 122 million liters for the same period last year.

We continued to experience revenue growth in the retail channel of 5.6% for the three months ended March 31, 2024 compared to the prior year period. In the three months ended March 31, 2024 and 2023, the retail channel accounted for 64.8% and 62.5% of our revenue, respectively, the foodservice channel accounted for 32.1% and 33.7% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 3.1% and 3.8% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 55.5%, 33.6% and 10.9% of our total revenue in the three months ended March 31, 2024, respectively, as compared to 51.4%, 32.7% and 15.9% of our total revenue in the three months ended March 31, 2023, respectively.

The increase in sold volume growth in Europe & International was driven by continued expansion in core markets, as well as increasing contribution from new markets, while revenue growth was primarily driven by the full impact of price increases introduced during the first part of 2023. Our sold volume and revenue increased in the North America was primarily due to higher volumes in the retail channel. Finally, Greater China sold volume and revenue decline was primarily driven by the strategy reset in China, resulting in the exit of unprofitable channels, customers and products.

Our employee headcount has decreased by 311 employees compared to prior year, from 1,804 employees as of March 31, 2023 to 1,493 employees as of March 31, 2024 as a result of the strategic actions we have undertaken to simplify our organizational structure. The number of consultants increased by 66 consultants compared to prior year, from 365 consultants as of March 31, 2023 to 431 consultants as of March 31, 2024.

Cost of goods sold

Cost of goods sold decreased by $16.3 million, or 10.1%, to $145.3 million for the three months ended March 31, 2024, from $161.6 million for the three months ended March 31, 2023. The decrease was primarily driven by supply chain improvements across all segments, including consolidation of our North America co-packer network and the strategic reset of our Greater China segment.

Gross profit and margin

Gross profit increased by $19.8 million, or 58.1%, to $53.9 million for the three months ended March 31, 2024, from $34.1 million for the three months ended March 31, 2023. Gross profit margin increased by 9.7 percentage points, to 27.1% for the three months ended March 31, 2024, from 17.4% for the three months ended March 31, 2023. The increase in gross profit margin was primarily driven by improvements in supply chain efficiency and absorption across all segments, with the North America segment driving the largest impact.

Research and development expenses

Research and development expenses decreased by $1.1 million, or 18.8%, to $4.6 million for the three months ended March 31, 2024, from $5.7 million for the three months ended March 31, 2023 and decreased as a share of revenues 2.3% and 2.9%, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $20.1 million, or 20.3%, to $78.7 million for the three months ended March 31, 2024 compared to $98.9 million for the three months ended March 31, 2023 and decreased as a share of revenue to 39.5% from 50.5%, respectively. The decrease was primarily due to $12.7 million in employee related expenses, $5.3 million reduction in external consultant, legal contractor and other professional fees, $1.2 million in corporate insurance expenses and $1.0 million in branding, advertising and marketing expenses, offset by a $0.3 million increase in customer distribution costs. Customer distribution expense decreased as a share of revenue to 6.4% from 6.5%.

Other operating income and (expenses), net

Other operating income and (expenses), net, for the three months ended March 31, 2024 and 2023, amounted to an income of $1.1 million and an expense of $1.1 million, respectively. The improvement was primarily related to $0.9 million in reversal of previously recognized non-cash impairment charges related to the Group’s discontinued construction of its production facility in Dallas-Fort Worth, Texas, and a net foreign exchange gain.

Finance income and (expenses), net

Finance income and (expenses), net, increased by $15.4 million to an expense of $17.4 million for the three months ended March 31, 2024, from an expense of $2.0 million for the three months ended March 31, 2023. The increase was mainly driven by $12.2 million in increased interest expenses on Convertible Notes and liabilities to credit institutions and $4.9 million in increased other financial expenses primarily consisting of transaction costs relating to amendments in the Group’s financing arrangements during the first quarter of 2024, offset by $3.1 million in increased interest income from cash in bank accounts and short-term deposits.

Income tax expense

Income tax expense decreased by $2.0 million to $0.1 million for the three months ended March 31, 2024 from $2.0 million for the three months ended March 31, 2023. The effective tax rates for the three months ended March 31, 2024 and 2023 were (0.1%) and (2.7%), respectively. The main driver of our effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our capital expenditures for 2024 to be below $75 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of March 31, 2024, we had cash and cash equivalents of $209.0 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the above, we had access to $192.4 million in undrawn bank facilities as of March 31, 2024, excluding bank overdraft facilities

Sustainable Revolving Credit Facility and Term Loan B Facility

On April 18, 2023, our existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the TLB Credit Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and share in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of March 31, 2024, we had $132.5 million, including accrued interest, outstanding under the TLB Credit Agreement.

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain of the Convertible Notes (as defined below). The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the Original Convertible Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.36 on March 23, 2025. We may require conversion of the Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, we, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

On May 9, 2023 we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.41 on March 23, 2025.In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025 and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis starting on January 11, 2023. The loan facility and interest margin remain unchanged.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.

As of March 31, 2024, we had €2.2 million (equivalent of $2.4 million) outstanding under the EIF Facility, including accrued interest.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Three months ended March 31,
(in thousands of U.S. dollars)	2024	2023
Net cash flows used in operating activities	(39,078)	(71,212)
Net cash flows from investing activities	7,813	15,876
Cash flows (used in)/from financing activities	(8,726)	48,805

Net cash used in operating activities

Net cash flows used in operating activities decreased by $32.1 million, to $39.1 million for the three months ended March 31, 2024 from $71.2 million for the three months ended March 31, 2023, which was primarily driven by improved operating results. For more detail, see Results of Operations section above.

Net cash from investing activities

Net cash flows from investing activities decreased by $8.1 million, to an inflow of $7.8 million for the three months ended March 31, 2024 compared to an inflow of $15.9 million for the three months ended March 31, 2023. During the first quarter of 2024 our investments in property, plant and equipment amounted to $5.7 million, offset by proceeds from sale of property, plant and equipment of $14.0 million related to sold assets due to the discontinued construction of our new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. For the comparable period in 2023 our investments in property, plant and equipment amounted to $27.1 million which was offset by net proceeds from assets held for sale amounting to $44.0 million related to the YYF Transaction.

Net cash (used in)/from financing activities

Net cash flows (used in)/from financing activities decreased by $57.5 million, to an outflow of $8.7 million for the three months ended March 31, 2024 from an inflow of $48.8 million for the three months ended March 31, 2023, which was primarily related to paid transaction costs relating to amendments in our financing arrangements during the first quarter of 2024.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 25 Commitments and Contingencies to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, impacts related to discontinued construction of production facilities and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future period;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2024	2023
Loss for the period	(45,844)	(75,577)
Income tax expense	54	2,012
Finance (income) and expenses, net	17,377	1,996
Depreciation and amortization expense	13,013	12,233
EBITDA	(15,400)	(59,336)
Share-based compensation expense	2,615	8,047
Restructuring costs(1)	421	1,195
Discontinued construction of production facilities(2)	(884)	—
Costs related to the YYF Transaction(3)	—	221
Non-controlling interests	44	—
Adjusted EBITDA	(13,204)	(49,873)

(1)
Relates primarily to severance payments as the Group continue to adjust our organizational structure to the macro environment.
(2)
Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.
(3)
Relates to the YYF Transaction. See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three months ended March 31, 2024.

	Three months ended March 31,		$ Change			% Change
	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	110,407	100,496	110,407	2,186	108,221	9.9%	7.7%	4.1%	3.6%
North America	66,967	64,041	66,967	—	66,967	4.6%	4.6%	11.4%	-6.8%
Greater China	21,781	31,108	21,781	(1,002)	22,783	-30.0%	-26.8%	-15.8%	-11.0%
Total revenue	199,155	195,645	199,155	1,184	197,971	1.8%	1.2%	3.1%	-1.9%

“Free Cash Flow” is defined as net cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2024	2023
Net cash flows used in operating activities	(39,078)	(71,212)
Capital expenditures	(6,194)	(28,122)
Free Cash Flow	(45,272)	(99,334)

Segment Information

Effective as of January 1, 2024, the Company made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International. Following these changes, the new operating segments are:

(i)
Europe & International, which is inclusive of Europe, Middle East and Africa, Asia Pacific and Latin America;
(ii)
North America, which is inclusive of the United States and Canada; and
(iii)
Greater China, which is inclusive of Mainland China, Hong Kong and Taiwan.

In addition to the above-described changes, a majority of the research and development expenses, previously part of corporate overhead, are now allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

Segment information for the three months ended March 31, 2023 presented below has been updated to reflect the above-described changes.

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	110,407	66,967	21,781	—	—	199,155
Intersegment revenue	1,964	—	—	—	(1,964)	—
Total segment revenue	112,371	66,967	21,781	—	(1,964)	199,155
Adjusted EBITDA	14,496	(388)	(3,428)	(23,884)	—	(13,204)
Share-based compensation expense	(378)	1,259	(700)	(2,796)	—	(2,615)
Restructuring costs(1)	—	—	(470)	49	—	(421)
Discontinued construction of production facilities(2)	—	884	—	—	—	884
Non-controlling interests	—	—	(44)	—	—	(44)
EBITDA	14,118	1,755	(4,642)	(26,631)	—	(15,400)
Finance income and (expenses), net	—	—	—	—	—	(17,377)
Depreciation and amortization	—	—	—	—	—	(13,013)
Loss before tax	—	—	—	—	—	(45,790)

Three months ended March 31, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	100,496	64,041	31,108	—	—	195,645
Intersegment revenue	10,484	—	—	—	(10,484)	—
Total segment revenue	110,980	64,041	31,108	—	(10,484)	195,645
Adjusted EBITDA	7,197	(10,306)	(17,329)	(29,435)	—	(49,873)
Share-based compensation expense	(1,045)	(1,044)	(1,388)	(4,570)	—	(8,047)
Restructuring costs(1)	(1,008)	(187)	—	—	—	(1,195)
Costs related to the YYF transaction(3)	—	(221)	—	—	—	(221)
EBITDA	5,144	(11,758)	(18,717)	(34,005)	—	(59,336)
Finance income and (expenses), net	—	—	—	—	—	(1,996)
Depreciation and amortization	—	—	—	—	—	(12,233)
Loss before tax	—	—	—	—	—	(73,565)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in in 2024 and 2023 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates to severance payments as the Group continues to adjust its organizational structure to the macro environment.
(2)
Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.
(3)
Relates to the YYF Transaction. See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Estimates” in our 2023 Annual Report and the notes to the audited financial statements in our 2023 Annual Report. Our critical accounting policies and estimates are the same as those discussed in our 2023 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 Summary of accounting policies to our interim condensed consolidated financial statements appearing elsewhere in this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our audited consolidated financial statements for the year ended December 31, 2023 included in our 2023 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 25 Commitments and Contingencies we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in Item 3.D. “Risk Factors” of our 2023 Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: April 30, 2024	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer